U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      --------------------------
                                                            SEC FILE NUMBER
                                                               333-55753
                                                      --------------------------
                                                             CUSIP NUMBER
                                                                 N/A
                                                      --------------------------

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: March 31, 2001

     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form 11-K
     [ ] Transition  Report on Form 10-Q
     [ ] Transition  Report on Form N-SAR
     For Transition Period Ended:  N/A


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A ---

--------------------------------------------------------------------------------
Part 1 -- Registrant Information
--------------------------------------------------------------------------------

Full Name of Registrant (former name, if applicable): Baron Capital Properties, L.P.


Address of Principal Executive Office (Street and Number):
                                        7826 Cooper Road, Cincinnati, Ohio 45242
                                                 City, State and Zip Code

--------------------------------------------------------------------------------
Part II -- Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

--------------------------------------------------------------------------------
Part III -- Narrative
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

     The Registrant is unable to file its Form 10-QSB within the prescribed period because the Registrant has been unable to complete the performance of all of the procedures the Registrant considers necessary, under the circumstances, in order to issue the financial statements of the Registrant for the quarter ended March 31, 2001.

--------------------------------------------------------------------------------
Part IV -- Other Information
--------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification:

          Dennis P. Spates, Esq.               212-925-2020
          ---------------------------------------------------------------------
                (Name)                (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                  [ ] Yes    [X] No

     The Form 10-KSB for the year ended 12/31/00 has not been filed, but it is expected to be filed within the next five days.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Significant changes will be reflected in the earnings statements for the quarter ended March 31, 2001 due to the completion in April 2000 of the exchange offering by the Registrant. Following the completion of the exchange offering, the Registrant is reporting income and expense items in respect of equity and debt interests in 26 additional properties which were involved in the exchange offering. The anticipated changes cannot be quantified at this time because the financial statements have not yet been completed.

     Baron Capital Properties, L.P. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2001                    BARON CAPITAL PROPERTIES, L.P.
                                       By Baron Capital Trust, General Partner

                                       By /s/ Mark L. Wilson
                                          --------------------------------------
                                              Mark L. Wilson
                                              Chief Financial Officer

                                       3